Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

May 4, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on May 4, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

May 4, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES 44% INCREASE IN MONTHLY BITCOIN PRODUCTION AND PROVIDES OPERATIONS UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – May 4, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited BTC production results for the month ended April 30, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Production Highlights for April 2022

●	Mined 109.03 BTC, resulting in total holdings of 797.28 BTC at the end of April valued at approximately $30.1 million based on a BTC price of $37,715 as of April 30, 2022.

●	Ethereum (“ETH”) holdings of 1,000.89 ETH at the end of April valued at approximately $2.7 million based on an ETH price of $2,730 as of April 30, 2022.

●	Total digital asset inventory value, consisting of BTC and ETH, of approximately $32.8 million as of April 30, 2022.

●	Consistent with the Company’s stated objective to avoid equity dilution for its shareholders, management sold a portion of BTC production during the month to fund its energy costs.

Month-Over-Month Comparison

The Company mined an additional 33.44 BTC during April 2022 compared to March 2022, an increase of 44%. Based on closing BTC prices on April 30, 2022 and March 30, 2022, the value of the Company’s BTC mined in April increased by approximately $0.7 million, or 20%, month over month.

Figure 1. Month-over-month BTC Production

	Apr-22	Mar-22	MoM Increase
Mined BTC	109.03	75.58	33.44
Approximate BTC value	$37,715	$45,539	$(7,824)
Value	$4,112,066	$3,426,354	$685,712

Year-Over-Year Monthly Comparison

The Company increased mining production by 71.51 BTC in April 2022, compared to April 2021, representing an increase of 191%. Based upon closing BTC prices on April 30, 2022 compared to April 30, 2021, the value of the Company’s BTC mined in April 2022 increased by approximately $1.9 million, or 89.8%, compared to April 2021.

Figure 2. Year-over-year Monthly BTC Production

	Apr-22	Apr-21	MoM Increase
Mined BTC	109.03	37.52	71.51
Approximate BTC value	$37,715	$57,750	$(20,035)
Value	$4,112,066	$2,166,787	$1,945,280

Operations Update

During April 2022, Digihost successfully completed electrical testing phases at the Company’s infrastructure buildout in North Tonawanda. The Company demonstrated the ability to sustain aggregate operating levels at approximately 1 EH/s while meeting all internal assessment qualifications. The testing was completed in an efficient manner by temporarily accessing power from the local electrical power grid.

As previously disclosed, the Company awaits approval from the New York Public Service Commission to complete the acquisition of this 60 MW power plant in North Tonawanda. The Company anticipates its hashing power will decrease in May 2022 until the acquisition is finalized, and in the interim, has submitted a request to the utility provider for a permanent allocation of power at the North Tonawanda location.

Operational Expansion

The Company has recently acquired, in escrow, 25 acres of land in North Carolina in conjunction with ongoing negotiations to access a 200MW power infrastructure program that would be expected to be completed and ready for operation by the end of Q3 2023.

Green Energy

A hallmark of Digihost’s strategic growth plan has been its accessing of clean sources of energy while also being agreeable to on-demand programs with utilities that allow the Company to provide urgent power needs for local communities during extreme weather conditions. The Company is pleased to report that during April 2022 while its BTC mining operation was running at over 1 EH/s, over 90% of the energy consumed by its operations was derived from sources that create zero carbon emissions.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through to the date hereof, the Company has not issued any securities pursuant to the ATM Program.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 450 PH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.

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